UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2023

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number	001-12103

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation 401(k) Profit Sharing Plan

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

Peoples Financial Corporation 401(k) Profit Sharing Plan

Table of Contents

Page
Reports of Independent Registered Public Accounting Firm	3-5

Financial Statements:

Statements of Net Assets Available for Benefits	6
Statement of Changes in Net Assets Available for Benefits	7

Notes to Financial Statements	8 – 15

Supplemental Schedule:
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions	16

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	17

Signatures	18
Exhibits Index	19-20

EisnerAmper LLP 8550 United Plaza Blvd. Suite 1001 Baton Rouge, LA 70809 T 225.922.4600 F 225.922.4611 www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries

of the Peoples Financial Corporation 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Peoples Financial Corporation 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 and schedule of delinquent participant contributions for the year ended December 31, 2023, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

We have served as the Plan’s auditor since 2024.

EISNERAMPER LLP

Baton Rouge, Louisiana

June 27, 2024

10000 Innovation Drive 414 431 9300 Suite 250 wipfli.com Milwaukee, WI 53226

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator and Plan Participants

Peoples Financial Corporation 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Peoples Financial Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Wipfli LLP

We have served as the Plan’s auditor from 2007 to 2022.

June 27, 2024

Atlanta, Georgia

Peoples Financial Corporation 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets

Investments at fair value	$24,742,452	$22,344,258

Notes receivable from participants	189,325	266,877

Net assets available for benefits	$24,931,777	$22,611,135

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2023

Additions to net assets
Investment income:

Net appreciation in fair value of investments	$2,142,300
Dividends	401,686
Total investment income	2,543,986

Contributions:
Employer	260,538
Employees	523,427
Employees - rollovers	5,922
Total contributions	789,887

Interest income on notes receivable from participants	15,827

Total additions	3,349,700

Deductions from net assets

Distributions paid to participants	984,734
Other deductions	44,324
Total deductions	1,029,058

Change in net assets available for benefits	2,320,642

Net assets available for benefits, beginning of year	22,611,135

Net assets available for benefits, end of year	$24,931,777

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

NOTE A – DESCRIPTION OF PLAN

The following description of the Peoples Financial Corporation and its subsidiaries (the “Company”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed requiring the completion of at least 1,000 hours of service per plan year. Entrance in the Plan is on January 1st or July 1st, following the employee’s initial date of eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer Contributions

A summary of employer contributions is as follows:

Employer Discretionary Matching Contributions: Contributions are determined solely by the Company’s Board of Directors. Contributions can be up to a dollar amount or percentage of included compensation that is uniformly determined by the Company for all eligible participants. The Company may make a discretionary matching contribution to all eligible participants that is allocated equally as a percentage of 401(k) deferrals that do not exceed a specific dollar amount or a percentage of included compensation that is uniformly determined by the Company. Currently, the discretionary matching contribution is 75% of a participant’s 401(k) deferral up to 6% of compensation. The matching contribution is allocated among the investment options according to each participant’s instructions.

Company Nonelective Contributions: Contributions are determined solely by the Company’s Board of Directors. The allocation for each eligible participant is a uniform percentage of included compensation. Qualified nonelective contributions will be allocated as a uniform percentage of included compensation to all eligible participants who are non-highly compensated employees. The Company nonelective contributions are allocated among the investment options according to each participant’s instructions.

Participant Accounts

Each participant will have separate accounts established to reflect the employee’s interest under the Plan. A summary of the possible accounts is as follows:

Employer Discretionary Matching Contribution Account:

This account is credited bi-weekly with the amount of the Employer Discretionary Matching Contribution allocable to the participant, and daily with the employee’s share of the net income (or loss) of this account. The employee’s interest in this account will always be 100% vested.

Employee Salary Reduction and Voluntary Contribution Account:

Each Participant’s account is credited with the participant’s contribution, allocations of the account’s earnings, and, under certain circumstances, forfeitures of terminated participants’ non-vested accounts. A participant may authorize a contribution to the Plan on the employee’s behalf. A salary reduction contribution cannot exceed the lesser of 100% of compensation or the defined contribution dollar limitation. The employee’s interest in this account will always be 100% vested.

Company Nonelective Contribution Account:

This account is credited with discretionary employer contributions and allocation of plan earnings. The allocation for each eligible participant is a uniform percentage of included compensation. Funds contributed by the employer into this account are allocated among the investment options according to each participant’s instructions. The Company nonelective contributions are vested under a six-year graded vesting schedule based on each employee’s length of service. No such contributions were made during December 31, 2023.

Employee Rollover Contribution Account:

This account is credited with any rollover contributions, if any, made to the Plan and with the employee’s share of net income (or loss) of this account. This account will always be 100% vested.

Merged Plan Asset Account:

This account is maintained for those participants who had account balances in the Gulf National Bank Profit Sharing Plan. This account is credited with the allocable net income (or loss) of this account. The employee’s interest in this account will always be 100% vested.

Payment of Benefits

Upon retirement (as defined), a participant is entitled to receive 100% of his or her account balance in a lump-sum distribution. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution. In addition, disabled participants are entitled to 100% of their account balances. Plan participants who terminate for reasons other than retirement, death or disability are entitled to receive only the vested portion of their accounts.

Eligible participants are entitled to receive required minimum distributions in annual installments.

The Plan also allows for certain hardship withdrawals of elective deferrals.

Upon termination of employment, amounts not vested will be forfeited. Forfeitures may be used to pay administrative expenses or to reduce Employer Contributions, other than Elective Deferral Contributions, Qualified Matching Contributions, and Qualified Nonelective Contributions, made after the Forfeitures are determined. Forfeitures that have not been used to pay administrative expenses or used to reduce Employer Contributions will be allocated on the last day of the plan year using annual compensation for the plan year.

There were no forfeitures during the year ended December 31, 2023 or as of December 31, 2023.

Notes Receivable from Participants

This account is maintained for participants who have taken a loan against their Employee Salary Reduction and Voluntary Contribution Account and/or their Employee Rollover Contribution Account. This Account is credited with interest accrued on the loan and payments made on the loan. A participant may borrow a minimum of $1,000 and a maximum of $50,000 or 50% of employee deferral contributions and rollovers whichever is less. A participant can have up to one loan outstanding at any given time. The notes bear a fixed interest rate of prime rate plus 2%. Interest rates are set at the time of the funding of the loan. As of December 31, 2023, interest rates for outstanding loans ranged from 5.25% to 10.50% with maturities through 2029. Principal and interest are paid ratably through bi-weekly payroll deductions.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation

The Plan’s investments in mutual funds and Company common stock are recorded at fair value as determined by the closing price on actively traded markets. Shares of registered investment companies are valued at net asset value of shares held by the Plan at year end. The Plan’s interest in common/collective trust is valued based on the daily net asset value (“NAV”) of the fund as determined by the issuer of the fund, which is the value at which units in the funds can be withdrawn and approximates fair value as a practical expedient.

Purchases and sales of securities are recorded on trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. Delinquent notes receivable from participants are classified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE C – FAIR VALUE MEASUREMENTS

All investments are held by Principal Trust Company in an account managed by Principal Life Insurance Company, the Plan’s service provider.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2023.

Mutual funds: Valued at the closing price reported on the active market on which the funds are traded.

Common stock: Valued at the closing price reported on the active market on which individual securities are traded.

Collective trust and pooled separate accounts: Valued at NAV of shares held by the Plan at year-end, provided by the administrator of the fund. The NAV of the investments in the common/collective trust is derived from the fair value of the underlying securities based on quoted market prices in an active market and short-term cash investments. The NAV is used as the practical expedient to estimate fair value. This investment is not classified within the valuation hierarchy but presented for reconciliation purposes only.

Certain events could limit the ability of the Plan to transact at contract value with the collective trust fund. Such events include a total or partial Plan termination, mergers, or failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemptions under ERISA. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the fund.

Financial assets and liabilities reported at fair value at each reporting date are classified and disclosed in one of the following categories: Level 1 – Quoted market prices in active markets for identical assets or liabilities, Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data, or Level 3 – Unobservable inputs that are not corroborated by market data.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The balance of investments which are measured at fair value on a recurring basis, by level within the fair value hierarchy, as of December 31, 2023 and 2022 are as follows:

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$14,386,281	$	$	$14,386,281
Company common stock	1,520,571			1,520,571
	$15,906,852	$	$	15,906,852

Common collective trust (a)				8,587,852
Pooled separate accounts (a)				247,748
				8,835,600

Total investments at fair value				$24,742,452

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$12,414,637	$-	$-	$12,414,637
Company common stock	1,306,670	-	-	1,306,670
	$13,721,307	$-	$-	13,721,307

Common collective trust (a)				8,415,246
Pooled separate accounts (a)				207,705
				8,622,951

Total investments at fair value				$22,344,258

(a)

The common collective trust and pooled separate accounts are measured using NAV as a practical expedient and accordingly, have not been classified in the fair value hierarchy table. The fair value presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

NOTE D – PARTY-IN-INTEREST TRANSACTIONS

Common stock of the Company, the Plan sponsor, is available as one of the investment options for participants to choose from. The Plan purchased $83,552 (6,252 shares) and sold $60,240 (4,766 shares) of the Company’s common stock during the year ended December 31, 2023. Shares held by the Plan at December 31, 2023 and 2022 had a market value of $1,520,571 and $1,306,670, respectively.

The third-party administrator for the Plan is Principal Life Insurance Company, and the costs for the services related to Plan administration (which qualify as party-in-interest transactions) paid for by the Plan amounted to $44,324 for the year ended December 31, 2023 and are presented on the Statement of Changes in Net Assets Available for Benefits as other deductions.

Members of management of the Plan sponsor are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. The Asset Management and Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan Sponsor, serves as trustee of the Plan. The participants in the Plan direct the investment of their accounts.

Certain Plan investments are held in pooled separate accounts and common/collective trust as party-in-interest transactions. Since Principal Life Insurance Company is the Plan custodian, these transactions qualify as party-in-interest transactions.

Participants may take a loan against their Employee Salary Reduction and Voluntary Contribution Account and/or their Employee Rollover Contribution Account.  These loans qualify as party-in-interest transactions.

NOTE E - CONCENTRATION OF MARKET RISK

Participants has invested a significant portion of their assets in the Company’s common stock, which approximates 6% of the Plan’s net assets available for benefits as of December 31, 2023. As a result of the concentration, any significant decline in market value of the stock could adversely affect individual participant accounts and the net assets of the Plan.

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE F – ADMINISTRATIVE EXPENSES

Investment management fees and administrative fees related to recordkeeping are charged against the earnings of the investment fund in which the participating funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction. The Company absorbs other administrative expenses, if any. There were no administrative expenses absorbed by the Company for the year ended December 31, 2023.

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE H - TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (“IRS”), dated June 20, 2020, stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

EIN: 64-0709834 Plan 004

December 31, 2023

Participant Contributions transferred late to the plan

			Check here if		Contributions		Contributions	Total fully
			participant loan		corrected		pending	corrected under
			repayments are	Contributions	outside the		correction in	VFCP and PTE
			included	not corrected	VFCP		VFCP	2002-51
Amount	Date	Date
withheld	withheld	remitted
$130	5/12/2023	12/6/2023			$130	*

*	All employee contributions have been remitted to the Plan. The Plan sponsor is in the process of finalizing lost earnings.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 64-0709834 Plan 004

December 31, 2023

	Identity of issuer, borrower,	Description of investment including	Shares	Cost	Current
		maturity date, rate of interest
(A)	lessor or similar party (B)	collateral, par or maturity value (C)	(D)	(E)	Value (F)
	MetLife Stable Value Fund	Common collective trust	43,836	**	$ 8,587,852
*	Principal Small Cap S & P Index Fund	Pooled separate accounts	2,553	**	247,748
	BlackRock High Yield Bond Fund	Mutual fund	191,358	**	1,347,159
	Baird Core Plus Bond I Fund	Mutual fund	141,692	**	1,441,007
	Vanguard Inflation Protection Admiral Fund	Mutual fund	46,494	**	1,070,746
	Vanguard Target Retirement Investment Fund	Mutual fund	6,732	**	87,577
	Vanguard Target Retirement 2020 Investment Fund	Mutual fund	1,113	**	29,906
	Vanguard Target Retirement 2025 Investment Fund	Mutual fund	36,301	**	667,211
	Vanguard Target Retirement 2030 Investment Fund	Mutual fund	2,064	**	73,201
	Vanguard Target Retirement 2035 Investment Fund	Mutual fund	5,906	**	130,633
	Vanguard Target Retirement 2040 Investment Fund	Mutual fund	42,251	**	1,660,465
	Vanguard Target Retirement 2045 Investment Fund	Mutual fund	19,482	**	519,386
	Vanguard Target Retirement 2050 Investment Fund	Mutual fund	126	**	5,602
	Vanguard Target Retirement 2055 Investment Fund	Mutual fund	1,028	**	50,958
	Vanguard Target Retirement 2060 Investment Fund	Mutual fund	122	**	5,583
	Vanguard Target Retirement 2065 Investment Fund	Mutual fund	63	**	1,890
	Vanguard Target Retirement 2070 Investment Fund	Mutual fund	52	**	1,234
	Fidelity 500 Index Fund	Mutual fund	10,351	**	1,713,065
	John Hancock Disciplined Value R6 Fund	Mutual fund	57,640	**	1,280,762
	T. Rowe Price New America Growth Fund	Mutual fund	24,378	**	1,558,022
	DFA Real Estate Securities I Fund	Mutual fund	973	**	38,179
	DFA U.S. Small Cap Value I Fund	Mutual fund	6,293	**	282,820
	Janus Henderson Triton N Fund	Mutual fund	6,524	**	173,674
	Vanguard Mid Cap Index Admiral Fund	Mutual fund	796	**	229,385
	Vanguard Mid Cap Growth Index Admiral Fund	Mutual fund	2,152	**	203,403
	Virtus Ceredex Mid-Cap Value Equity R6 Fund	Mutual fund	21,902	**	259,755
	American Funds Capital World Growth and Income R6 Fund	Mutual fund	6,664	**	400,503
	American Funds EuroPacific Growth R6 Fund	Mutual fund	6,971	**	381,310
	American Funds New World R6 Fund	Mutual fund	5,291	**	396,585
	Invesco EQV International Equity R6 Fund	Mutual fund	16,059	**	376,256
*	Peoples Financial Corporation	Common Stock	91,601	**	1,520,571
					24,742,452

*	Notes receivable from participants	5.25% to 10.50% notes, maturing through 2029		**	189,325
		Total			$ 24,931,777

*	Party-in-interest
**	Cost information is not required for participant-directed investments, and therefore is not included

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent from EisnerAmper, LLP
23.2	Consent from Wipfli LLP

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Name of Plan

/s/ Daniel A. Bass

_______________________________________________

The Asset Management and Trust Division of

The Peoples Bank, Biloxi, Mississippi; Trustee

By: Daniel A. Bass, Vice-President/Trust Officer,

The Peoples Bank, Biloxi, Mississippi

June 27, 2024

Date